March 11, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:Ada Sarmento

Re:Silence Therapeutics plc

Registration Statement on Form F-1

Filed March 11, 2021

File No. 333-254021

Acceleration Request

Requested Date: March 12, 2021

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 (File No. 333-254021) (the “Registration Statement”), to become effective on March 12, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Joshua A. Kaufman of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Joshua A. Kaufman of Cooley LLP at (212) 479-6495.

[Signature page follows]

Very truly yours,

SILENCE THERAPEUTICS PLC

By: /s/ Mark Rothera

Mark Rothera

President and Chief Executive Officer

cc:Craig Tooman, Silence Therapeutics plc

Joshua Kaufman, Cooley LLP

Divakar Gupta, Cooley LLP

Claire Keast-Butler, Cooley LLP

Elizabeth Schauber, Cooley LLP